Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Gasco Energy, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-153154, 333-114496, 333-121039, and 333-128547) on Form S-3 and (Nos. 333-105974, 333-116014, and 333-122716) on Form S-8 of Gasco Energy, Inc. of our report dated March 3, 2010, with respect to the consolidated balance sheets of Gasco Energy, Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Gasco Energy, Inc.

/s/ KPMG LLP

Denver, Colorado
March 3, 2010